# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0002088938
Persons authorized to receive notices and communications: RBCH Ltd., c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009, 00420 734 170 580

## Reporting persons
- RBCH Ltd (CIK 0002088938): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 22,222,222; shared voting power 0; sole dispositive power 22,222,222; shared dispositive power 0; aggregate amount beneficially owned 22,222,222 (9.99% of the class)
  Comment: For Box 7, 9 and 11: Reflects 6,500,000 class B ordinary shares, $0.05 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), warrants to purchase 11,111,111 Class B Ordinary Shares, at a price of $6.75 (the "Common Warrants"), and pre-funded warrants to purchase 4,611,111 Class B Ordinary Shares, at a price of $0.05 per Class B Ordinary Share (the "Pre-Funded Warrants", and together with the Common Warrants, the "Warrants"), in each case held directly by RBCH Ltd.
  
  For Box 13: The denominator of the fraction upon which this percentage is calculated is based on 1,780,908 Class B Ordinary Shares outstanding as reported on the Issuer's Form 6-K filed on June 24, 2025 and 0 class A ordinary shares, $0.05 nominal value per share , which is adjusted to include (i) the issuance of 61,505,516 Class B ordinary shares as of September 23, 2025 as reported on the Issuer's Form 6-K filed on September 26, 2025, and (ii) the 15,722,222 Class B Ordinary Shares issuable upon exercise of the Warrants held directly by RBCH Ltd. Notwithstanding the foregoing, pursuant to the terms of the Warrants, in no event can the exercise of the Warrants result in RBCH Ltd. beneficially owning more than 9.99% of the Class B Ordinary Shares that would be outstanding immediate after the exercise of the Warrants.
- Viktor Fischer (CIK 0002088940): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.
- Jakub Havrlant: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Schedule 13D relates to the Class B Ordinary Shares of the Issuer. The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by RBCH Ltd., a Cayman company limited by shares, Viktor Fischer and Jakub Havrlant (the "Reporting Persons").

Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares.
Residence or business address: The principal business address of the Reporting Persons is: 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
Present principal occupation or employment:
The principal business of RBCH Ltd. is to serve as a vehicle through which investments are made for its sole shareholder, Rockaway Blockchain Fund I, L.P., a venture capital investment fund investing in digital assets, web3 and other investment funds in the sector.

Each of Viktor Fischer and Jakub Havrlant are natural persons who serve as a a director and/or employee of one or more entities affiliated with RBCH Ltd.

The principal business address of Viktor Fischer is: Alphabeta Q East, Al Quoz,
Al Quoz Industrial Area 3, Dubai, United Arab Emirates.

The principal business address of Jakub Havrlant is: Generala Piky 430/26, 160 00, Prague, Czech Republic.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Viktor Fischer is a citizen of the Slovak Republic. Jakub Havrlant is a citizen of the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 23, 2025, RBCH Ltd. acquired 6,500,000 Class B Ordinary Shares, 11,111,111 Common Warrants and 4,611,111 Pre-Funded Warrants, for an aggregate purchase price of $49,999,999.50 in USD Coin, the stablecoin pegged to the value of the U.S. dollar.

The source of funds this acquisition was the working capital of RBCH Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

Viktor Fischer was appointed to the Issuer's Board of Directors on September 23, 2025. As such, Mr. Fischer shall be entitled to receive grants of such equity securities as are awarded to the Issuer's non-employee directors pursuant to agreements applicable to such grants.

Except as disclosed in this Item, the Reporting Persons do not have any current plans or proposals in their capacity as a stockholder of the Issuer which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, expect to evaluate on a continuing basis RBCH Ltd.'s goals and objectives and other business opportunities, and may change plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by it for tax, estate or other economic planning purposes. The Reporting Persons reserve the right to dispose of securities of the Issuer or acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) and Item 4 is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
RBCH Ltd. holds the Warrants disclosed in Item 3 and is a party to a Registration Rights Agreement with respect to the shares beneficially owned by RBCH Ltd disclosed in this Report.

The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1* Joint Filing Agreement among the Reporting Persons, dated September 30, 2025.

2 Form of Common Warrant filed as an exhibit to the Issuer's 6-K dated September 25, 2025 and incorporated herein by this reference.

3 Form of Pre-Funded Warrant filed as an exhibit to the Issuer's 6-K dated September 25, 2025 and incorporated herein by this reference.

4 Form of Registration Rights Agreement filed as an exhibit to the Issuer's 6-K dated September 25, 2025 and incorporated herein by this reference.

* Filed herewith.

## Signatures
- RBCH Ltd: /s/ Glenn Kennedy, Glenn Kennedy/Director (09/30/2025)
- Viktor Fischer: /s/ Viktor Fischer, Viktor Fischer (09/30/2025)
- Jakub Havrlant: /s/ Jakub Havrlant, Jakub Havrlant (09/30/2025)